Exhibit 99.4
Restricted Stock Unit Award Agreement

Name of Grantee:	Grant Date:

Number of Restricted Stock Units:	Vesting Dates:
1.	Restricted Stock Units Award. Lakes Entertainment, Inc., a Minnesota corporation (the “Company”), hereby awards to the individual named above Restricted Stock Units, in the number and at the Grant Date set forth above. The Restricted Stock Units represent the right to receive shares of common stock of the Company (“Shares”), subject to the restrictions, limitations, and conditions contained in this Restricted Stock Unit Award Agreement (the “Agreement”) and in the Lakes Entertainment, Inc. 2007 Stock Option and Compensation Plan, as amended from time to time (the “Plan”). Unless otherwise defined in the Agreement, a capitalized term in the Agreement will have the same meaning as in the Plan. In the event of any inconsistency between the terms of the Agreement and the Plan, the terms of the Plan will govern.

2.	Restricted Period. The Restricted Period is the period of time between the Grant Date and the Vesting Date. At the end of each respective period, if you have been continuously employed by the Company and all other conditions and restrictions are met, one-third of the Restricted Stock Units under the Award will vest on the first, second and third anniversary of the Grant Date and Shares will be distributed to you promptly upon vesting. During the Restricted Period, the Restricted Stock Units are subject to the restrictions, conditions, and limitations described in this Agreement and the Plan. Notwithstanding the foregoing, such restrictions, conditions and limitations will lapse on the following basis: (a) upon termination of your employment during the Restricted Period due to death, the number of Restricted Stock Units that would have vested within the one year period following the date of your death had you still been employed will immediately vest on your date of death; and (b) upon termination of your employment during the Restricted Period for any reason other than death, the number of Restricted Stock Units that would have vested within the six month period following the date of your termination had you still been employed will immediately vest on the date of your termination. All other Restricted Stock Units will automatically be forfeited in full and canceled by the Company as of 11:00 p.m. CT on the date of such termination of employment.

3.	Dividend Equivalents. As a recipient of Restricted Stock Units, you will have the right to receive dividend equivalents in the form of additional Restricted Stock Units beginning at the time you are awarded the Restricted Stock Units. All rights with respect to the Restricted Stock Units will cease, and your Restricted Stock Units will be forfeited, upon termination of your rights to such units as provided in paragraph 2 above or pursuant to the provisions of the Plan. The additional Restricted Stock Units will be subject to the terms of this Agreement. You have no rights as a shareholder of the Company until such time as Shares are actually issued to you.

4.	Change In Control. Upon the occurrence of a Change in Control meeting the requirements of the definition of Change in Control under the Plan, the Restricted Stock Units shall vest and Shares shall be issued to you within six weeks. Subject to the preceding sentence, in the event that the Company is a party to a merger, exchange or reorganization, outstanding Awards shall be subject to the terms and conditions of the agreement of merger, exchange or reorganization.

5.	Discretionary Adjustment. In the event of any recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights offering, or extraordinary dividend or divestiture (including a spin-off), or any other change in the Shares of the Company, the Company may, without the consent of the Grantee, make such adjustment as it determines in its discretion to be appropriate as to the number and kind of securities subject to and reserved under the Plan and, in order to prevent inappropriate dilution or enlargement of rights of the Grantee, the number and kind of securities issuable under this Agreement.

6.	Limitations on Transfer. You may not assign or transfer this award other than by will or the laws of descent and distribution. No award or right under any such award may be pledged, alienated, attached or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Company. All Shares shall be subject to applicable federal or state securities laws and regulatory requirements.

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7.	Withholding Taxes. You are responsible to promptly pay any Social Security and Medicare taxes (together, “FICA”) and any Federal, State, and Local taxes due upon vesting of the Restricted Stock Units and distribution of the underlying shares. The Company and its subsidiaries are authorized to deduct from any payment to you any such taxes required to be withheld. As described in Section 11 of the Plan, the Company may allow you to have a portion of the shares issued upon conversion of the units withheld by the Company to satisfy all or part of the withholding tax requirements.

8.	Forfeitures. If you have received or been entitled to receive a payment of cash or delivery of Shares or a combination thereof pursuant to an award within the period beginning six months prior to your termination of employment with the Company or its Affiliates and ending when the award terminates or is canceled, the Company, in its sole discretion, may require you to return or forfeit the Shares received or receivable with respect to the award, in the event you are involved in any of the following occurrences: performing services for or on behalf of a competitor of, or otherwise competing with, the Company or any affiliate, unauthorized disclosure of material proprietary information of the Company or any affiliate, a violation of applicable business ethics policies or business policies of the Company or any affiliate, or any other occurrence determined by the Committee. The Company’s right to require forfeiture must be exercised not later than 90 days after discovery of such an occurrence but in no event later than 15 months after your termination of employment with the Company and its Affiliates. Such right shall be deemed to be exercised upon the Company’s mailing written notice to you of such exercise at your most recent home address as shown on the personnel records of the Company. In addition to requiring forfeiture as described herein, the Company may exercise its rights under this Section 8 by terminating any award. If you fail or refuse to forfeit the Shares demanded by the Company (adjusted for any intervening stock splits), you shall be liable to the Company for damages equal to the number of Shares demanded times the highest closing price per share of the Shares during the period between the date of termination of your employment and the date of any judgment or award to the Company, together with all costs and attorneys’ fees incurred by the Company to enforce this provision.

9.	No Employment Contract. Nothing contained in the Plan or in this Agreement shall create any right to your continued employment or otherwise affect your status as an employee at will. You hereby acknowledge that the Company and you each have the right to terminate your employment at any time for any reason or for no reason at all.

10.	Choice of Law. This Agreement is entered into under the laws of the State of Minnesota and shall be construed and interpreted thereunder (without regard to its conflict of law principles).

11.	Binding Effect. This Agreement shall be binding in all respects on the heirs, representatives, successors and assigns of the Grantee.

12.	Agreement. Your receipt of the award and this Agreement constitutes your agreement to be bound by the terms and conditions of this Agreement and the Plan.
The Grantee and the Company have executed this Agreement as of the ___day of ______, 2009.

LAKES ENTERTAINMENT, INC.		GRANTEE

By

Its

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